Issuer Free Writing Prospectus

Relating to Preliminary Prospectus Supplement Filed Pursuant to Rule 424(b)(5)

Filed Pursuant to Rule 433

Registration No. 333-138065

November 13, 2006

The Toledo Edison Company

Pricing Term Sheet

$300 million 6.15% Senior Notes due May 15, 2037

Issuer:	The Toledo Edison Company

Market Type:	Senior Notes

Ratings:	Baa3/BBB- (positive outlook/stable)

Principal Amount:	$300 million

Trade Date:	13 November 2006

Settlement Date:	16 November 2006 (T+3)

Final Maturity:	15 May 2037

Interest Payment Dates:	15 May and 15 November

1st Coupon Payment Date:	15 May 2007 (short 1st coupon)

Coupon:	6.150%

Business day convention:	30/360

US Treasury Benchmark:	UST 4.500% due 15-Feb-2036

US Treasury Price / Yield:	96-21 / 4.711%

Re-Offer Yield:	6.161%

Re-offer Price:	99.850%

Fees:	0.875% (equals $2,625,000)

Proceeds to Issuer:	98.975% (equals $296,925,000)

Denomination:	$1,000

Optional Redemption:	Greater of 100.00% of the principal amount of Senior Notes being redeemed or make whole + 25bp

Joint Bookrunners (80%):	BNY Capital Markets, Inc.	$120,000,000

	KeyBanc Capital Markets, a division of McDonald Investments Inc.	$120,000,000

Co-Managers (20%):	LaSalle Capital Markets	$15,000,000

	NatCity Investments, Inc.	$15,000,000

	Piper Jaffray	$15,000,000

	Wedbush Morgan Securities Inc.	$15,000,000

CUSIP/ISIN:	889175 BD 6 / US889175BD66

Pro Forma Ratio of Earnings to Fixed Charges for the Nine Month Period Ended September 30, 2006:	2.54

Pro Forma Ratio of Earnings to Fixed Charges for the Year Ended December 31, 2005:	2.10

The security ratings above are not a recommendation to buy, sell or hold the securities hereby. The ratings may be subject to revision or withdrawal at any time by Moody’s Investors Service and Standard & Poor’s Ratings Services. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-227-6479.